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July 7, 2021

Ms. Erin E. Martin, Esq.

Mr. Jonathan Burr, Esq.

Division of Corporation Finance

Office of Real Estate & Construction

U.S. SECURITIES AND EXCHANGE COMMISION

100 F Street NE, Washington, DC 20549 USA

Re:	Mission First Capital LLC

Amendment No. 2 to

Offering Statement on Form 1-A

Filed April 2, 2021

File No. 024-11396

Dear Ms. Martin and Mr. Burr:

We are counsel to Mission First Capital LLC, a Delaware limited liability company (the “Company”) and have prepared this letter on behalf of the Company to address each of the comments set forth in the staff’s comment letter dated April 19, 2021.

The Company has revised the Offering Circular on Form 1-A (File No. 024-11396) (the “Offering Circular”) in response to the aforementioned comment letter and is filing Amendment No. 3 to the Offering Circular (“Amendment No. 3”) concurrently with this letter.

Set forth below are the staff’s comments (in bold) and the Company’s respective responses:

Form 1-A/A filed April 2, 2021

General

1. We note your response to comment 1 and that you are offering an aggregate of 1,000,000 of both classes of interests combined. Please revise your offering circular to indicate the amount of each class being offered or provide us with a detailed legal analysis as to why you are not required to do so. In this respect, please refer to Item 501(b)(2) of Regulation S-K and Rule 251(d)(3)(i)(F) of Regulation A.

The offering circular has been revised to provide that up to 500,000 Class G Membership Interests (for a total purchase price of $25,000,000) and up to 500,000 Class L Membership Interests (for a total purchase price of $25,000,000) will be offered and sold.

2. We note your response to comment 2 and cannot locate the signature of your principal accounting officer. Please identify the individual signing in the capacity of your principal accounting officer. Refer to Instruction 1 to Instructions to Signatures of Form 1-A.

Amendment No. 3 indicates that Anthony Pinto is the Chief Operating Officer, the Chief Financial Officer and the principal accounting officer and has signed in those capacities.

3. We note your response to comment 3. Please clarify that escrowed funds will be returned “promptly” in the event the minimum amount is not raised by December 31, 2021 and identify the entity serving as your escrow agent. In this regard, please file your escrow agreement as an exhibit. Refer to Item 17.8 of Form 1-A.

The Company has revised the offering circular to confirm that all escrowed funds will be returned promptly if the minimum amount is not achieved by December 31, 2021. The Company has engaged LendingClub Bank, N.A. as the escrow agent and the Escrow Agreement is filed as Exhibit 8.1.

Mangum & Associates PC

SEC Response Letter Re: Mission First Capital LLC

July 8, 2021

4. We note that Rialto Markets LLC will provide a secondary trading platform for your interests. Please tell us whether Rialto Markets LLC is registered as a national securities exchange (or has been exempted by the Commission from such registration) or is registered as a broker-dealer and operates as an alternative trading system in compliance with Regulation ATS. Additionally, update your disclosure throughout your offering statement to discuss the secondary trading platform. For example only, we note the question on page 7 says that the interests will not be transferable. In this regard, we also note that your redemption program will be terminated if a secondary trading market develops. Given the agreement with Rialto Markets LLC, please disclose the impact that the secondary trading platform will have on your redemption program. Please also update your Use of Proceeds section on page 28 to include your compensation arrangement with Rialto Markets.

Rialto Markets will not create a secondary trading market for the Interests offered and sold in the offering. The Advisory Agreement has been revised to delete any reference to a secondary market and the Company will not pay any fees therefor. The Revised Advisory Agreement is being filed as Exhibit 6.1 to Amendment 3.

Withdrawal and Redemption Policy, page 47

5. We note your response to comment 4 and cannot locate your revisions. Please revise your offering circular to disclose the material terms of the mandatory redemption provision. In this regard, please update your disclosure regarding the redemption program.

Please see the disclosure regarding the redemption program at pages 47 and 52 of the offering circular.

Certain Relationships and Related Party Transactions, page 58

6. Please disclose the amount of fees that the Manager may receive assuming the minimum and maximum offering amounts are raised.

The Company has revised Amendment No. 3 at page 58 to include the fees payable to the manager in the event the minimum and maximum offers are achieved.

Financial Statements, page F-1

7. Please update your financial statements in an amended filing to comply with Part F/S (b)(3) of Form 1-A.

Amendment No. 3 includes updated financial statements in accordance with Part F/S(b)(3).

*****

We are also filing a signed copy of the Company’s limited liability company agreement.

If you have further questions regarding the Company or the above-referenced responses please contact the undersigned at either (801) 787-9072 or via email at darin@mangumlaw.net. Thank you.

Very truly yours,

MANGUM & ASSOCIATES PC

A Professional Corporation

/s/ Darin H. Mangum

Darin H. Mangum

Managing Partner

DHM/mn

Enclosure: Amendment No. 3 to Form 1-A

cc:	Philip A. Capron, Chief Executive Officer

Mission First Capital LLC